Exhibit 3.1

AMENDMENT NO. 1 TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ALLIANCE RESOURCE PARTNERS, L.P.

This Amendment No. 1 (this “Amendment No. 1”) to the First Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. (the “Partnership”) is entered into effective as of January 1, 2005, by Alliance Resource Management GP, LLC, a Delaware limited liability company (the “Managing General Partner”), as managing general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the Managing General Partner, the Special General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of August 20, 1999 (the “Partnership Agreement”);

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Managing General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the Managing General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the Managing General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) Section 6.1(d)(iii)(B) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partners, in proportion to their respective Percentage Interests, in an aggregate amount equal to 1/99th of the sum of the amounts allocated in clause (1) above.”

Section 2. General Authority. The appropriate officers of the Managing General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 1.

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment No. 1 as of the date first set forth above.

MANAGING GENERAL PARTNER:

ALLIANCE RESOURCE MANAGEMENT GP, LLC

By:	/s/ Joseph W. Craft III
Name:	Joseph W. Craft III
Title:	President & CEO

Date:	April 20, 2005

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